UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road,

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A (this “Amendment”) filed by WF International Limited, a Cayman Islands exempted company (the “Company”) amends the Company’s report on Form 6-K, which included the Company’s unaudited Condensed Consolidated Financial Statements as of, and for the six-month periods ended, March 31, 2026 (the “Report”), filed with the U.S. Securities and Exchange Commission on August 10, 2026, solely to provide the financial statements formatted in iXBRL (Inline eXtensible Business Reporting Language) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K. Exhibit 101 includes information in Inline eXtensible Business Reporting Language.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Report or reflect any events that have occurred after the Report was originally filed.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 10, 2026, the Company, released its unaudited financial results for the six months ended March 31, 2026.

Attached as Exhibit 99.1 to this report are the unaudited condensed consolidated financial statements of the Company for the six months ended March 31, 2026 and 2025.

Attached as Exhibit 99.2 to this report are the management’s discussion and analysis of financial condition and operating results for the six months ended March 31, 2026 and 2025.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Operating Results for the Six Months Ended March 31, 2026 and 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: August 17, 2026